Exhibit 12.1

Ratio of Earnings to Fixed Charges

(In Millions)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Consolidated pretax income from continuing operations	$290.6	$716.3	$380.7	$387.8	$368.1
Undistributed earnings of non-consolidated affiliates	(65.5)	(35.1)	(11.2)	0.1	0.1
Amortization of capitalized interest	3.0	5.6	2.0	2.0	2.0
Interest expense	39.0	39.8	22.6	3.6	4.5
Acceleration of debt issuance costs	—	—	0.8	1.7	—
Interest portion of rental expense	5.8	8.4	4.7	5.4	5.0

Total Earnings	$272.9	$735.0	$399.6	$400.6	$379.7

Interest expense	$39.0	$39.8	$22.6	$3.6	$4.5
Acceleration of debt issuance costs	—	—	0.8	1.7	—
Interest portion of rental expense	5.8	8.4	4.7	5.4	5.0

Fixed Charges	$44.8	$48.2	$28.1	$10.7	$9.5

RATIO OF EARNINGS TO FIXED CHARGES	6.1x	15.2x	14.2x	37.4x	40.0x